November 3, 2023

Cheryl Brown, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PROOF Acquisition Corp I
Amendment No. 3 to Registration Statement on Form S-4
Filed October 31, 2023
File No. 333-274082

Dear Ms. Brown:

On behalf of our client, PROOF Acquisition Corp I (referred to herein as “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2023 with respect to the filing referenced above.

Contemporaneously, we are filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”), including the proxy statement/prospectus (collectively and as amended, the “Proxy Statement/Prospectus”) which forms a part thereof, reflecting the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Proxy Statement/Prospectus. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

Amendment No. 3 to Registration Statement on Form S-4 filed October 31, 2023
Contractual Obligations and Commitments, page 158

1.	Please file your agreement with Roth Capital Partners, LLC, for its engagement as your capital markets advisor. Please also ensure you have disclosed all material terms.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has filed the Letter of Advisory Engagement, dated as of October 16, 2023, by and between Volato, Inc. and Roth Capital Partners, LLC as Exhibit 10.17 to the Proxy Statement/Prospectus. Accordingly, the Company has further revised its disclosure on page F-25 of the Proxy Statement/Prospectus.

Financial Statements for Volato Inc.
For the Year Ended December 31, 2022
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-36

2.
We note your response to prior comment 1 and reissue the comment in part. In your revenue recognition policy you indicate that “...under the Volato Insider Membership program or the Volato Stretch Card agreements... [a]ny deposits that are not utilized over the 24-month term of the agreements, which end upon being forfeited if the agreements are not renewed, would be recognized as revenues at the time they are forfeited...”

However, in the revised disclosures on page 136, you indicate that “...Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances except any incentive credits customers may have received....” and under the Volato Stretch Jet Card program, “...[u]nused balances may be refunded at any time; incentive credits are not refundable....” Please revise to reconcile or remove the inconsistent disclosures of these refundable programs on page 136.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 136 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Exhibits

3.
We note your Form of Proxy Card filed as Exhibit 99.2. Please revise to provide “boxes” for shareholders to make their election as to each separate matter intended to be acted upon. For example, there is no place for shareholders to make their election as to Proposal 4--The Advisory Charter Proposal, sub-proposal “(e) a proposal to change the voting threshold to approve amendments to certain provisions of the Proposed Charter.” Please also ensure that you disclose whether or not any matter is related to or conditioned on the approval of other matters. In this regard, we note disclosure on the cover page and throughout your prospectus about certain proposals being conditioned on the approval of other matters. See Rule 14a-4(a)(3) of Regulation 14A.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the Form of Proxy Card which is re-filed as Exhibit 99.2 to the Proxy Statement/Prospectus. Accordingly, the Company has also made corresponding changes throughout the Proxy Statement/Prospectus.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:          John Backus, Jr.

PROOF Acquisition Corp I